Dashboard Story, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2022

# Dashboard Story, Inc.
## Balance Sheet

| Balance Sheet | Dec 31, 2023 | Dec 31, 2022 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $237,238.00 | $225,809.00 |
| Accounts receivable | $16,965.00 | $26,710.00 |
| Prepaid expenses and other assets | | |
| **Total current assets** | **$254,203.00** | **$252,519.00** |
| Property and equipment - net | | |
| **Total assets** | **$254,203.00** | **$252,519.00** |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Accounts payable | $23,057.00 | $21,154.00 |
| Accrued expenses | | |
| Deferred revenue and other liabilities | | |
| **Total current liabilities** | **$23,057.00** | **$21,154.00** |
| Convertible notes (if any) | $100,000.00 | $100,000.00 |
| Other long term liabilities | | |
| **Total liabilities** | **$123,057.00** | **$121,154.00** |
| **Stockholders' Equity:** | | |
| Total value of common stock issued | | |
| Total value of preferred stock issued | | |
| SAFE - future equity obligation | $576,700.00 | $365,000.00 |
| Additional paid-in capital | | |
| Retained earnings | -$445,554.00 | -$233,635.00 |
| **Total stockholders' equity:** | **$131,146.00** | **$131,365.00** |
| **Total liabilities and stockholders' equity:** | **$254,203.00** | **$252,519.00** |

*Unaudited*

# Dashboard Story, Inc.
## Income Statement

| Income Statement | Year Ended Dec, 2023 | Year Ended Dec, 2022 |
|---|---|---|
| Revenue - net | $159,344.00 | $83,395.00 |
| Cost of revenue | $90,044.00 | $42,125.00 |
| Gross profit/loss | $69,300.00 | $41,270.00 |
| | | |
| Operating expenses | $281,220.00 | $264,292.00 |
| Operating profit/loss | -$211,920.00 | -$223,022.00 |
| | | |
| Other income/expense | | |
| Net profit/loss | -$211,920.00 | -$223,022.00 |

# Dashboard Story, Inc.
## Statement of Cash Flows

| Statement of Cash Flows | Year Ended Dec, 2023 | Year Ended Dec, 2022 |
|---|---:|---:|
| Cash flows from operating activities | -$369,360.00 | -$295,876.00 |
| Cash flows from financing activities | $156,700.00 | $465,000.00 |
| Cash flows from investing activities | | |
| | | |
| Cash at beginning of period | $225,809.00 | $213,426.00 |
| Net increase/decrease in cash | -$212,660.00 | $169,124.00 |
| Cash at the end of period | $13,149.00 | $382,550.00 |

## Dashboard Story, Inc.
## Statement of Changes in Equity

| Statement of Changes in Equity | Year Ended Dec, 2023 | Year Ended Dec, 2022 |
|---|---|---|
| Opening Balance | $131,365.00 | |
| Net profit/loss | -$211,920.00 | -$223,022.00 |
| Stock Issued | $0.00 | $0.00 |
| Preferred Stock Issued | $0.00 | $0.00 |
| Ending Balance | $131,146.00 | $131,365.00 |

Dashboard Story, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2022
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## 1. ORGANIZATION AND PURPOSE

Dashboard Story, Inc. (the "Company") is a corporation organized on October 29, 2014 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. LIABILITIES AND DEBT**

The Company has entered into a convertible note agreement on January 2021 for $100,000.00. The note carries an interest rate of 5% per year. The notes are convertible into shares of the Company's common stock at a 80% discount during a change of control or qualified financing event.

**4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**5. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.